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            Filed by: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II
                           Pursuant to Rule 425 Under the Securities Act of 1933 Subject Companies: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust
                                                     Commission File No: 1-07699

                  [LETTERHEAD OF FLEETWOOD ENTERPRISES, INC.]

Contact: Boyd R. Plowman, Senior Vice President-Finance (909) 351-3340 - Lyle Larkin, Vice President-Treasurer (909) 351-3535


FOR IMMEDIATE RELEASE


FLEETWOOD ENTERPRISES ANNOUNCES EXCHANGE OFFER

RIVERSIDE, CALIF., JUNE 12, 2001--Fleetwood Enterprises, Inc. (NYSE:FLE), today announced that it has filed a registration statement with the Securities and Exchange Commission to register convertible trust preferred securities of Fleetwood's newly formed subsidiary, Fleetwood Capital Trust II. Fleetwood intends to offer to exchange the new trust preferred securities for the existing 6% Convertible Trust Preferred Securities due February 15, 2028 of its subsidiary, Fleetwood Capital Trust. In conjunction with the exchange offer, Fleetwood will also offer investors the right to purchase additional new trust preferred securities of Fleetwood Capital Trust II for cash. The purpose of the exchange offer is to enhance Fleetwood's balance sheet by reducing overall debt and increasing shareholders' equity. The purpose of the cash offer is primarily to pay taxes Fleetwood expects to incur as a result of the exchange offer. The exchange offer and the cash offer are expected to commence in July.

                                      # # #

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION. THE OFFERING OF THE SHARES SHALL BE MADE ONLY BY MEANS OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED WITH AND DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION.